United States securities and exchange commission logo





                               August 11, 2023

       Andrew Milgram
       Chief Executive Officer
       Marblegate Capital Corp
       411 Theodore Fremd Avenue
       Suite 206S
       Rye, New York 10580

                                                        Re: Marblegate Capital
Corp
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-4
                                                            Submitted July 3,
2023
                                                            CIK No. 0001965052

       Dear Andrew Milgram:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-4

       General

   1.                                                   Please refer to comment
1. Please note that we have referred your response to the
                                                        Division of Investment
Management and may have further comments.
   2.                                                   Please refer to comment
31. We continue to note confusing disclosure throughout the
                                                        filing related to
Septuagint, with some examples noted below, that implies you either control this entity or
that this entity will be part of the consolidated entity after the business combination.
Please revise your filing as needed.

                                                              Risk Factor on
page 68 providing information regarding services provided to
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MarblegateLastNameAndrew  Milgram
           Capital Corp
Comapany
August 11, NameMarblegate
           2023           Capital Corp
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              Septuagint, the number of employees of Septuagint and referring to them as your employees.
                Page 180 where you refer to our Septuagint fleet.
                Page 182 where you discuss the number of employees of
Septuagint.
                Page 183 where you provide information regarding Septuagint   s
properties.
3. We note your response to prior comment 2, and that the tables throughout show all possible sources of dilution, including the exercise of all outstanding Public Warrants and
         Private Placement Warrants. Given the uncertainty as to whether such warrants will be exercised, please consider disclosing the dilution with and without the exercise of the warrants in a separate line item.
Did the MAC Board or the Special Committee obtain a third-party valuation or fairness opinion in determining whether or not to proceed, page 12

4. We note your response to prior comment 4 and reissue. Please revise to clarify the scope of the opinion, indicating that the fairness opinion addresses fairness to all shareholders as a group as opposed to only those shareholders unaffiliated with the sponsor or its affiliates.
The Parties to the Business Combination, page 25

5.       We note your response to prior comment 9, and that you now distinguish between
         registered and unregistered medallions, rather than medallions that are directly or indirectly owned. We also note that you define owned medallions to include both registered and unregistered medallions. The definition on page 6 provides that unregistered medallions are those that have not yet completed the formal TLC transfer process, including medallions acquired pursuant to a UCC disposition. Please clarify if medallions that are acquired pursuant to a UCC disposition, such as a public auction or surrender, are legally owned at the time of such auction or disposition, or whether legal ownership is deemed official upon completion of the TLC transfer process. In this regard, it is unclear why you include quotation marks for "directly" owned by DePalma
         Acquisition II LLC when it acquires medallions pursuant to a UCC disposition. It appears from your disclosure that TLC approval is required to close on the transaction to transfer ownership, since it is at such closing that "the TLC issues a letter approving the transaction and listing the buyer as the owner of the subject medallion(s)." If so, please revise here and throughout to clarify that unregistered medallions are not yet owned, but that you are in the process of seeking ownership pending TLC approval. Otherwise, please provide your analysis as to why unregistered medallions should be defined as owned medallions. Please also clarify the approximate percentage of medallions that are held pursuant to UCC disposition but not TLC approval, and discuss the extent to which there are risks involved for approval not being provided.
6. We note your revised disclosure and response to comment 10. Please revise to quantify a range or approximate average of the "meaningful" discount for acquired loans.
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           Capital Corp
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           2023           Capital Corp
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The lack of liquidity in our medallion loan portfolio and Owned Medallions may adversely affect our business, page 58

7. We note that the second half of this risk factor does not appear to relate to liquidity.
         Please consider revising the disclosure so it is consistent with the risk factor heading.
MAC's directors, executive officers, advisors or their affiliates may take actions, which may influence the vote on the Business Combination, page 90

8. We note your response to prior comment 22. We also note your disclosure that the purpose of such purchases and other transactions could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination. Please provide your analysis on how such purchases will comply with Rule 14e-5. To the extent you are relying on Tender Offer
         Rules and Schedules Compliance and Disclosure Interpretation 166.01 (March 22, 2022),
         please provide an analysis regarding how it applies to your circumstances.
We do not have a specified maximum redemption threshold, page 91

9. We note that you removed disclosure here and on the cover page, indicating that you would only redeem your public shares so long as after such redemption your net tangible assets would be at least $5,000,001 upon consummation of your initial business combination. However, we note that this is a condition of the closing per your disclosure on page 151 and Article 7 of your Business Combination Agreement. Please revise to disclose such condition in the risk factor section and on cover page, or advise.
Conditions to Closing, page 151

10. Please revise to include the Minimum Cash Amount requirement as a condition to closing or tell us why it should not be included.
11. We note your disclosure that MAC must have at least $5,000,001 of net tangible assets as a condition to close. Noting the information in the pro forma financial information, please discuss the likelihood of this occurring, the impact of MAC not meeting this condition and the ability, contractual or otherwise, of the parties to waive conditions necessary for the business combination to proceed.
Unaudited Pro Forma Condensed Combined Financial Information, page 155

12. Please revise your disclosure on page 156 to clarify that only the pro forma ownership table was prepared assuming 50% redemptions.
13. We note your disclosure on page 157 that under the maximum redemption scenario the total cash remaining on a pro forma basis could be less than the Minimum Cash Amount
         (which is defined in the Business Combination Agreement as unpaid transaction costs plus a specified cash amount currently estimated to be $10 million to fund working capital expenses after the consummation of the Business Combination) but MAC expects to meet
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           Capital Corp
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August 11, NameMarblegate
           2023           Capital Corp
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         this required Minimum Cash Amount at the Closing of the Business Combination. Please
         revise to more clearly describe here or in other appropriate sections the following:

                if the Minimum Cash Amount is a condition required to close the business combination;
                how the Minimum Cash Amount and the determination of the amount impact the business combination;
                clarify which party needs to have the Minimum Cash Amount; and discuss how the relevant party expects to meet the Minimum Cash
Amount.
Description of the Business Combination, page 156

14.      We note the consideration transferred by New MAC to DePalma
Equityholders in
         connection with the Pre-Closing Transactions is variable and changes based on the amount of redemptions by MAC public stockholders. Please revise to disclose how this consideration is determined.
Information About DePalma, page 172

15. We note disclosure throughout the filing that DePalma will have the right to exercise
         governance control once 85% of DePalma   s Owned Medallions have been
contributed to
         Septuagint. Please revise to clarify what is meant by    contributed
 as we note that
         medallions are leased to Septuagint. Additionally, please provide additional information regarding the process to lease a medallion to Septuagint. For example, discuss the factors that impact when a medallion is leased, discuss why a medallion might not be leased to
         Septuagint, discuss the typical timing after obtaining a medallion to lease it to Septuagint.
         Lastly, if reaching 85% is reasonably possible during 2023, please discuss the impact on
         DePalma and the financial reporting of DePalma from obtaining the right to exercise governance control.
MRP and MRP+, page 174

16. Please revise to clarify if the MRP program was in effect prior to MRP+ going effective in the fourth quarter of 2022. Similarly, clarify if all loans restructured in the MRP program are considered to be MRP+ loans.
Owned Medallions - Fleet and Leasing, page 178

17. We note your disclosure that you plan to continue to increase the number of taxis in
         Septuagint   s fleet. Please revise to clarify if you intend to lease
more of your existing
         vehicles to Septuagint or whether you plan to purchase additional vehicles and lease them to Septuagint.
18. Please revise to describe the material terms of the Operations Services Agreement which
         establishes the parameters of Septuagint   s day-to-day operations.
Specifically, describe
         the exclusivity provisions and the impact on DePalma and its financial results. Please
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MarblegateLastNameAndrew  Milgram
           Capital Corp
Comapany
August 11, NameMarblegate
           2023           Capital Corp
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         also file the Operations Services Agreement as an exhibit or tell us why you believe it is not required.
Key Factors Affecting Operating Results, page 188

19. We note your disclosure that your balance sheet consists substantially of loans secured by taxicab medallions. We note that the DePalma entities also hold $214 million in taxicab medallions. Please revise this section to more accurately describe the key factors affecting operating results for DePalma Companies.
Results of Operations of DePalma I, page 190

20. Please revise to discuss the amount and trend of Other Income for each period presented.
Net realized and unrealized gains or losses on investment transactions, page
192

21. We note that you recognized realized losses from cash paydowns but realized gains from foreclosures in each period presented. Please tell us in detail and revise as appropriate to explain the underlying reasons why you realize losses when you resolve a loan with a cash payment but realize gains when you resolve a loan by foreclosing and recovering the medallion. Additionally, we note disclosure on page 173 regarding how you typically resolve Non-MRP+ loans and MRP loans. Please revise to discuss if the various types of resolutions typically impact your financial results differently.
22. We note your disclosure that during the fiscal year ended December 31, 2021, DePalma I recorded unrealized appreciation from investments from a reevaluation of performing
         MRP+ Loans in its portfolio. Please tell us and revise as needed to explain why you refer
         to loans as    MRP+    loans at December 31, 2021 considering your
disclosure on page 174
         that the MRP+ became effective during the fourth quarter of 2022.
Net realized and unrealized gains on investment transactions, page 195

23.      Please revise to clarify the meaning of    unwinding of previous
unrealized gains and
         losses    related to the fair value of medallions.
DePalma I and II Fair Value Measurements, page 201

24. We note new disclosure about Our Market added on page 173 and your disclosure in the financial statement notes that there is not a readily ascertainable market value for medallions. Please revise your disclosure on page 173 to provide additional information regarding the market for selling medallions generally and the role that the TLC plays in the sale, transfer and foreclosure of medallions. For example, clarify if all sale transactions are regulated and executed by the TLC, if all sale transactions are reported to the TLC, the reasons the TLC would transfer a medallion via a brokered sale as compared to an auction, the estimated percentage or volume of medallions transferred through each transfer method (e.g., brokered sale, auction, etc.), what information is publicly available, etc.
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           Capital Corp
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August 11, NameMarblegate
           2023           Capital Corp
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25. Please tell us in detail and revise disclosure about Our Market on page 173 to clarify how you use the selling price information publicly released by the TLC in your fair value measurement of medallions at each period end presented.
26. Please revise disclosure in Our Market on page 173 to disclose the average, maximum and minimum price information in a tabular format.
27. Noting the significant variability in the prices of medallion sales prices reported by the
         TLC over the periods disclosed, please revise disclosure in Our Market section on page
         173 to provide context for the underlying reasons for the significant variability in prices.
28. Please tell us in detail and revise disclosure in Changes in Interest Rates on page 189 to explain how changes in interest rates impact the discount rate used to measure the fair value of MRP+ loans. Also, specifically discuss how the increase in interest rates during
         2022 impacted the discount rate and fair value of your MRP+ loan portfolio.
29. Please revise disclosure in Net Realized Gain (Loss) From Investments section on page
         191 to disclose the key inputs or judgements used and the reasons for their change which resulted in a decrease to the discount rate used to measure the fair value of MRP+ loans during the quarter ended March 31, 2023 that subsequently resulted in the recorded unrealized gain.
30. We note your disclosure on page 176 that as of March 31, 2023, you have restructured loans under MRP+ and that you forgave approximately $203 million in principal and received approximately $39 million in upfront principal reduction payments. Please revise disclosure in Standardized MRP+ Loan Terms on page 176 to clarify how much of the $39 million in upfront principal reduction payments came from the City of New York.
         Also, please tell us in detail and revise disclosure in Investment Transactions on page F-62 to disclose how you account for restructured loans. For example, explain when you derecognize a loan, how you measure any realized gain or loss, how you measure the fair value of the restructured loan, etc.
31. We note you presented the charge to write off the promissory notes receivable during the
         year ended December 31, 2021 as    Net change in unrealized
appreciation from
         investments    as disclosed on page F-122. We also note your
disclosure on page F-132
         that cash flows related to these notes were presented as    purchase
of investments    in the
         statements of cash flows. Please tell us why you believe this loss is unrealized, why you included it in the change in investments line item, and why you present cash flows as purchase of investments, considering that the notes were not classified and disclosed as investments previously. Alternatively, please revise your presentation as appropriate.
32. We note disclosure on page F-56 that Non-MRP+ loans are non-performing, and that fair value is measured based on the discounted collateral value of the taxi medallion(s). We also note your disclosure that the fair value of an individual loan in the schedule is allocated based on MRP+ or Non-MRP+ designation. Please tell us in detail and revise the Consolidated Schedule of Investments are other appropriate section to disclose how
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MarblegateLastNameAndrew  Milgram
           Capital Corp
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           2023           Capital Corp
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         the fair value is allocated to each individual Non-MRP+ loan. Please explain the variability in the fair values allocated to each loan considering that each loan is measured based on the value of the same collateral.
33. Please revise Note 3. Fair Value Measurements on page F-64 to discuss the key inputs and key judgments used to develop the discount rate used to measure MRP+ loans.
34.      Noting the materiality of NYC medallions, please revise the table on page F-65
         summarizing the valuation techniques and significant unobservable inputs used for
         DePalma   s investments, categorized within Level 3 of the fair value hierarchy, to
         separately disclose the low range, high range and weighted average medallion prices for
         New York City (NYC) medallions separately from non-NYC medallions for each period presented. Please make similar revisions for DePalma II.
35. We note your disclosure on page F-66 that a 5% discount was applied to the Market
         Medallion price for New York City medallions at December 31, 2022 and March 31, 2023 as the medallions are not directly held by DePalma. We also note that a 10% discount was applied at December 31, 2021. Please tell us in detail and revise
Note 3. Fair Value
         Measurements to disclose as appropriate why the discount is needed to properly measure fair value and explain why the discount decreased during 2022.
36. Please revise Note 3. Fair Value Measurements to provide the reconciliation of the beginning and ending balances for investments that use Level 3 inputs separately for
         MRP+ loans and Non-MRP+ loans for each period presented.
37. Please refer to comment 46. Please tell us in further detail how you specifically used the market data detailed in the 1st paragraph in your response in measuring the fair value of
         Non-MRP+ loans and medallions at December 31, 2022. It appears that you use market data going back a number of years. Please tell us how you weight more recent market data as compared to older market data and tell us why you believe using this older data results in an appropriate fair value at the measurement date under current market conditions. Please also tell us the nature and volume of medallion transactions you had with Septuagint in the quarters ending December 31, 2022 and March 31, 2023 and how you considered this information in your fair value measurements at each period end.
Executive Officer and Director Compensation, page 210

38. We note your response to prior comment 38. Please revise to clarify whether, after the completion of the Business Combination, directors or members of your management team who remain with you will or will not be paid consulting or management fees from New
         MAC. To the extent known, please also confirm that you will disclose all such fees.


Certain Relationships and Related Person Transactions, page 222

39. Please revise to provide required disclosures for the arrangement with the Manager to
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           Capital Corp
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           2023           Capital Corp
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         provide compensation to named executive officers as referenced on page
184. Please also
         quantify and describe the fees received from and financial interests in the DePalma
         Companies, as referenced on page 224.
Note 2. Significant Accounting Policies, page F-82

40. Please refer to comment 43. We note your response does not address the specific criteria in paragraphs ASC 946-10-15-4 through 15-9 and the Implementation Guidance in ASC
         946-10-55 separately for DePalma I and DePalma II. Please provide us an accounting analysis with specific citation to the relevant guidance in ASC 946 separately for each entity. As part of this analysis, describe the design, business purpose (see FASB ASC
         946-10-55-4 through 946-10-55-7), and the reason for performing the activities described below (see FASB ASC 946-10-55-10), including how the entity is marketed and presented to current and potential investor.

                For the analysis of DePalma I, please include in your analysis how you considered whether originating, structuring, restructuring and workout of taxi-medallion loans, which appear to be key activities of the entity, represent substantive activities that preclude the entity from qualifying as an investment company under ASC 946.
              Clarify why you believe your activities differ from other entities that are not ASC
              946 investment companies, but that also restructure their nonperforming loans.
               Provide data on the number of nonperforming loans acquired, how many have been sold, how many have been restructured/modified to participate in MRP/MRP+, how many restructured loans have defaulted, the time period from restructuring to default, the action you took upon default (e.g., modifying the loan, seizing the collateral, etc.), for medallions seized, the number sold to unrelated third parties, the number transferred to DePalma II, and a description of any other actions taken related to the medallions.

                Please explain why in default scenarios, seizing the medallions and transferring it to
              DePalma II without consideration, which in turn has the business objective of leasing such medallions to Septuagint Solutions, which you describe as
your    our operating
              joint venture    that operates a    dedicated fleet of 150
taxicabs,    is consistent with the
              fundamental characteristics of an ASC 946 investment company.

                For the analysis of DePalma II, please tell us how you considered whether leasing medallions and taxicab vehicles owned by DePalma II represent substantive activities that preclude the entity from qualifying as an investment company under
              ASC 946. Refer to guidance in ASC 946-10-55-4.

                For the analysis of both DePalma I and DePalma II, please tell us how you considered whether these activities were material to each respective entity, including your consideration of quantitative and qualitative factors on an historical and future basis. Please tell us how you considered the following qualitative factors and any
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           2023           Capital Corp
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              other factors you considered in assessing whether the origination and restructuring activities of DePalma I and the leasing activities of DePalma II represent substantive activities:
                o  Fees     the level of fees generated from restructuring
loans
                o Investing activity - The nature and extent of your purchase/sale of non-
                   originated/restructured loans relative to your origination/restructuring of loans
                o Regulatory considerations - The regulations to which you are subject and how they impact your purpose and design.
                o  Entity ownership and management
                o  Customization of the loans
                o  Loan retention
                o  Embedded features

41. Please refer to comment 43. We note in your response you state that you expect to be able to sell taxi medallions in the future to earn capital appreciation. Please provide us information regarding the sales of taxi medallions to date. Please describe your strategies to optimize the value of medallions historically and your plans for the future to provide context to this statement. Please also reconcile this assertion with what appears to be
         DePalma I   s historical practice of substantively transferring the
medallion to De Palma II
         for no consideration.
Investment Transactions, page F-84

42. Please refer to comment 44. We note your disclosure that realized gains and losses from investment transactions are generally recorded on an average cost basis. Please tell us and revise as appropriate to discuss when the average cost basis is not used.
43. Please refer to comment 44. We note your discussion in your response that the loans were purchased in three separate portfolio transactions. Please tell us and revise as appropriate to provide additional detail regarding how the average cost of each loan was determined.
         For example, clarify on what basis the portfolio cost was allocated to each individual loan in the pool, clarify if the cost of each loan was determined separately for each portfolio purchase or if three portfolio purchases were aggregated, etc. Investment in Septuagint, page F-101

44. Please refer to comments 52 and 53. You disclose on page F-121 that Septuagint was determined to be a VIE, DePalma II does not have power and is not the primary beneficiary, and therefore, Septuagint has not been consolidated with DePalma II.
         Additionally, your disclosure appears to indicate that your investment in Septuagint meets the criteria to be an equity method investment, but you have elected the fair value option.
         These accounting determinations do not appear to be consistent with the conclusions in your responses that your investment in Septuagint does not meet the exception criteria in
         ASC 946-810-45-3 or ASC 946-323-45-2 (i.e., the purpose of your investment is not to
         provide services to DePalma II but rather is to realize a gain on the sale of the
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         investment). Please clarify for us whether you believe your investment meets the exception criterion noted above and therefore, would require the additional accounting determinations consistent with your accounting policy disclosure and revise your disclosure as needed. Please note that if you believe you do not meet the exception criteria noted above, we may have additional comments.
45. We note your disclosure on page F-107 that Septuagint is obligated for the full and prompt payment and performance of all present and future obligations of the
mini-LLC   s to
         DePalma II under the promissory notes. We also note disclosure throughout the filing
         (e.g., 172, 178, 188, F-107, F-129, etc.) that makes it appear that Septuagint is obligated to
         pay DePalma II for the vehicles regardless of whether the mini-LLC   s
are able to or make
         payments to DePalma II under the promissory notes. Please revise to more clearly
         describe the mini-LLC   s obligations under the promissory notes. For
example, clarify if
         the mini-LLC   s are only required to make payments to DePalma II
under the promissory
         notes if they receive payments from Septuagint. Additionally, please revise to more
         consistently and clearly describe Septuagint   s obligations under the
guaranty agreements.
46. We note your disclosure on page F-126 related to the adoption of ASC 842 that all existing leases were reassessed and determined to be sales-type leases. Please revise your disclosure on page F-130 related to Vehicles to clarify that all leases are classified as sales-type leases.
47. We noted your disclosure related to the medallion owner lease agreements with
         Septuagint on page F-129. Please tell us in detail and revise to disclose if there is one contract with Septuagint related to the lease of medallions and taxicab vehicles or whether there are separate contracts. Also, revise to discuss the basic terms of each contract.
         Ensure you clarify the payment terms related to the lease of the taxicab vehicles. We note you attribute payments of $1,248,481 through December 31, 2022 to payments for the lease of the taxicab vehicles on page F-130.
48. We note your disclosure on page F-107 that the payment holiday ended on April 30, 2022 and DePalma II began receiving lease payments through March 31, 2023 totaling
         $1,727,806 which are recorded as a deposit liability. Please tell us all the facts and circumstances related to the payments made after the payment holiday ended and how you assessed whether collectability of lease payments was probable at December 31, 2022 and
         March 31, 2023.
49. We note your disclosure on page F-126 that the vehicle leases were classified as sales-
         type leases and your disclosure on page F-107 that due to collectability not being probable, you continue to recognize the underlying leased vehicles in property and equipment. In the Vehicles note on page F-107, please disclose the undiscounted cash flows to be received on an annual basis for a minimum of each of the first five years and a total of the amounts for the remaining years. Refer to ASC
842-30-50-12.
50. We note your disclosure on page F-130 that you applied ASC 606 to the leasing of taxicab medallions to Septuagint. Please provide us your accounting analysis related to the
 Andrew Milgram
Marblegate Capital Corp
August 11, 2023
Page 11
         application of ASC 606 to the medallion leasing contracts. Your analysis should clearly articulate:

                If you believe the contracts are in the scope of ASC 606, regardless of whether it was probable that you would collect substantially all of the consideration to which you would be entitled.
                How you assessed whether Septuagint met the definition of a customer in ASC 606.
                How you assessed whether the leasing of taxicab medallions was an output of
              Depalma II   s ordinary activities.
51. Please tell us how you considered whether the leasing of taxicab medallion transactions were in the scope of ASC 610.
52. Please refer to comment 54. Please revise the DePalma II balance sheet, income statement and statement of cash flows to separately present amounts with related parties
         (e.g., Deposit Liabilities). Refer to Rule 4-08(k) of Regulation S-X for guidance.
Investment Transactions, page F-125

53. We note your disclosure that DePalma II records realized gains and losses from investment transactions on a first in, first out basis. Please tell us how you considered the guidance in ASC 946-320-40-1 that realized gains and losses should be determined on the specific identification or average-cost methods in selecting your policy.
Valuation of Investments, page F-125

54. We note your disclosure that taxi medallions are intangible assets and that you hold them for capital appreciation and record them at fair value with changes included in unrealized
         appreciation consistent with DePalma II   s status as an investment
company. Please tell us
         the basis in US GAAP for classifying intangible assets as investments and measuring them at fair value through the profit and loss. Additionally, please tell us how you considered whether taxicab vehicles should be classified as investments and measured at fair value through profit and loss.
        You may contact Michael Volley at 202-551-3437 or Amit Pande, Accounting Branch
Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or James Lopez, Office
Chief, at 202-551-3536 with any other questions.



FirstName LastNameAndrew Milgram                                Sincerely,
Comapany NameMarblegate Capital Corp
                                                                Division of
Corporation Finance
August 11, 2023 Page 11                                         Office of
Finance
FirstName LastName